Dynamotive and IFP Energies Nouvelles Extend MOU in the Field of Bio Oil Upgrading to Mobile Fuels

Background:

Pyrolysis oils present several challenges to overcome as they are typically high in water, solids and acids and do not meet the specifications of fossil fuels. Dynamotive R&D venture with Dr. Radlein developed a unique process that was demonstrated at the Company’s research laboratory to upgrade pyrolysis oil.  The process can potentially overcome these challenges and could provide an economically viable path to upgrade BioOils to mobile fuels. Dynamotive and IFP entered into an initial Memorandum in 2010 to explore the process potential.

Extension of MOU:

March 29th 2011. Dynamotive Energy Systems Corporation announced that the Company and IFP Energies Nouvelles (IFPEN) extended the Memorandum of Understanding to cooperate in the field of pyrolysis oil upgrading with the aim to produce second Generation Biofuels announced in June 2010 to July 2011. The extension of the current Memorandum of Understanding allows for completion of the work program agreed  to in 2010. The work program included economic, technical and intellectual property review. In addition, the parties expressed their interest to explore longer term co-operation leading to the potential commercialization of the process.

In the period to date; the phase 1 economic evaluation was completed with positive conclusions in regards to its competitiveness to alternative biomass to transportation fuels routes.

Phase 2 related to a technical feasibility study, based on Dr. Radlein and Dynamotive preliminary results at their research facility, is currently performed by IFPEN and scheduled to be achieved by June 2011.

Dynamotive recognizes that the development of synthetic fuels requires specific expertise which IFPEN has in this field.  The existing and extended memorandum established progress milestones through 2010 and 2011. Subject to satisfactory completion of the milestones, Dynamotive and IFPEN may enter into definitive agreements thereafter.

The process is Patent Pending.

Information on the upgrading process under development is available at www.dynamotive.com.

About IFP Energies Nouvelles

IFP Energies nouvelles (IFPEN) is a public-sector research, industrial innovation and training center active in the fields of energy, transport and the environment. Its mission is to provide public players and industry with efficient, economical, clean and sustainable technologies to take up the challenges facing society in terms of climate change, energy diversification and water resource management. It boasts world-class expertise.

For details, please visit its website at http://www.ifpen.fr

About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals.

Forward Looking Information
Statements in this news release concerning the company’s business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements”. Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company’s ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the company’s 20F and other disclosure filings with the Securities and Exchange Commission